SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

REPLIGEN CORP

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

759916 10 9

(CUSIP Number)

Barry L. Fischer
Thompson Coburn LLP
55 East Monroe Street
Suite 3700
Chicago, IL 60603
(312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  590418109
1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 2,815,631
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,815,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,815,631
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

________________________________

    (1)           Based upon 30,714,757 shares of the Issuer’s common stock issued and outstanding as of October 31, 2011, as reported on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2011.

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         Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Ronald L. Chez (the "Reporting Person") hereby amends his statement on Schedule 13D dated January 30, 2007, as amended by Amendment No. 1 to Schedule 13D dated July 13, 2007; Amendment No. 2 to Schedule 13D dated October 20, 2008; Amendment No. 3 to Schedule 13D dated June 20, 2011; Amendment No. 4 to Schedule 13D dated July 13, 2011; and Amendment No. 5 to Schedule 13D dated August 15, 2011; and Amendment No. 6 to Schedule 13D dated January 25, 2012   (collectively, the “Schedule 13D”).  This Statement constitutes Amendment No. 7 to the Schedule 13D.  Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 4.    Purpose of Transaction is hereby amended by adding thereto the following:

On March 5, 2012, the Reporting Person sent an e-mail to Karen Dawes, Co-Chairperson of the Board of the Issuer.  The contents of the e-mail are attached as Annex A to this Amendment No. 7 to Schedule 13D.

Item 5.    Interest in Securities of the Issuer is hereby amended and restated in its entirety as follows:

(a)
The aggregate number of shares of the Stock owned beneficially by the Reporting Person is 2,815,631 (the "Shares") constituting approximately 9.2% of the outstanding shares of the Stock.   The percentages in this Item  5(a) are based upon 30,714,757 shares of the Issuer’s common stock issued and outstanding as of October 31, 2011, as reported on the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2011.

(b)	The Reporting Person has the sole power (and no shared power) to vote or dispose of or direct the disposition of Shares owned by such Reporting Person.

(c)	During the sixty (60) days prior to the filing of this Amendment to this Schedule 13D, the Reporting Person has made no transactions in the Shares of the Issuer:

(d)	Not applicable.

(e)	Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 5, 2012

/s/ Barry L. Fischer Barry L. Fischer, attorney-in-fact for Ronald L. Chez

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Annex A

March 5, 2012

VIA E-Mail
Karen Dawes
Repligen Corporation

Ms. Dawes:

Thank you for your e-mail of February 27th, where you indicated that you thought we had a constructive discussion in Boston, and indicated that I should submit any director candidates to Repligen’s Nominating and Corporate Governance Committee.

I would take issue with regard to the quality of the meeting, considering that I flew from Chicago to Boston to attend the meeting in person, only to be informed upon my arrival that the meeting would be of very limited duration.

As I have repeatedly stated, I am simply trying to make sure that  the voice of the shareholders of Repligen is heard at the board level, and that Repligen’s policies are modified in matters of compensation, stockholder ownership of board members and officers, etc. to enhance the alignment of the Board’s interests with those of its shareholders.

As for submitting candidates to the Nominating and Governing Committee, it should not be necessary for me to go through that procedure. Considering my extensive holdings in Repligen,   obviously it is in my interest that any candidate I would propose will have the qualities, skills and characteristics to serve as a constructive director.  Frankly, the non-transparent nature of the committee’s deliberations and the short window for providing information to the committee strikes me as ways Repligen is seeking to entrench its existing Directors and officers.  The deadline to provide candidates in my case serves to limit my ability to select the best candidate(s).  I would therefore ask that the deadline for my submission be extended for 90 days, or waived entirety.  I request that the Committee pledges to work with me in good faith so that the person or persons I select are recommended by the Committee.  Please respond by March, 15 2012 to my proposal.

I have been a patient, long-term investor and supporter of Repligen.  As you know, I own nearly 10% of Repligen and my discussions with several other substantial holders of stock indicate broad support for additional involvement of shareholders in the Board, including new board members.  As we have repeatedly discussed, I would like to work collaboratively with the Board, and not at cross-purposes. However, I reserve my right under the Company’s by-laws to take whatever action is permitted thereunder with respect to the nomination of any and all of Repligen’s directors, including, without limitation, with respect to the nomination of and voting for directors, and the other actions regarding the matters discussed in this letter.

Your response by March 15, 2012 is appreciated.

Sincerely,
Ronald L Chez

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